OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

FAFCO, INC.

435 Otterson Drive

Chico, CA. 95928

(530) 332-2100

www.fafco.com



Up to 3,043 shares of common stock at $82.14 per share.
Up to 6,231 shares of common stock at $120.38 per share.
Minimum purchase of $500.00.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

The Company is offering the first 3,043 shares for sale at $82.14 per share. After 3,043 shares have been sold, the remaining 6,231 shares shall be sold for $120.38 per share.

This Offering is being conducted on a best efforts basis, and the Company must reach its target amount of $200,000 by June 30, 2017. If the Company does not raise its target amount of $200,000 by June 30, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the target amount of $1,000,000 on a first come, first served basis. If the Company reaches its target amount prior to June 30, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

All investors who invest in this Offering, are eligible for certain incentives offered by FAFCO as follows:

1. Any investor who invests up to $2000 will get a coupon good for $100 off the installed price of each CoolPV panel they purchase. The maximum value of the coupon is $2,000 (or twenty panels at $100 each).
    a. Only applies to new system quotations.
    b. Multiple discounts are not allowed.
    c. If there is no dealer in an investor's area, the coupon will be good for one year while we try and establish dealers.
2. In addition to the coupon described in 1 above, any investor who invests $10,000 or more, gets dinner with both our CEO and founder/chairman, and a tour of our manufacturing facility in Chico, California.
    a. The investor must pay for their travel to and from Chico.
    b. We will pay meal and hotel expenses in Chico.
3. In addition to the coupon described in 1, any investor who invests $100,000 or more gets to spend a weekend skiing with our founder/chairman in Lake Tahoe.
    a. The investor will meet our founder/chairman in Palo Alto, California.
    b. Our founder/chairman will fly the investor plus one guest to his home in the North Shore where they will spend two days and two nights.
    c. All meals and lift tickets are included.

THE COMPANY AND ITS BUSINESS

The Company's business

FAFCO, Inc., is a market leader in solar pool heating and a leading manufacturer of thermal energy ice storage systems.   In 2015, we introduced a new product called CoolPV (www.coolpvsolar.com). CoolPV is an enhanced solar electric panel that allows end users to generate electricity and heat water at the same time using the same product on the same roof space. By cooling the solar electric system, CoolPV increases the electrical output of the solar electric system between 2% and 20% per year. CoolPV produces three to four times the amount of power of a standard solar electric system. The US market for CoolPV is estimated to be more than $200 million annually for the US pool market alone.

The Company currently has 38 full time employees, 1 part-time employee, and 3 temporary employees.

Background

We pioneered the US solar thermal industry in 1969 with the introduction of our solar thermal collectors used to heat swimming pools made from engineered polymers. We were incorporated in 1972. When Freeman Ford and Dick Rhodes started the company, their objectives were to build a strong company that would *"do good while doing well"*. We have a history of game changing innovations starting with the introduction of engineered polymers to replace copper in solar pool heating panels. Our technology is covered by twenty issued and pending patents.

Throughout our history, we have introduced new products such as IceStor thermal energy storage systems (www.IceStor.com) that compete with batteries and solar water heating systems used in domestic and commercial water heating applications.

The Market/Initial Sales

The worldwide solar industry has done remarkably well over that past ten years. Worldwide sales in 2016 for PV modules are estimated at $50 billion. Solar electric is estimated to be a $10 billion industry in the United States alone. In the third quarter of 2016, a new solar installation was added every 84 seconds.

Driving growth is the realization that a world dependent entirely upon fossil fuels is not sustainable. It is now well understood that fossil fuels have collateral costs in terms of national security, energy security, and climate change. Our CoolPV system is well positioned to help address the world's need to diversify its energy portfolio with a renewable energy product that captures and uses approximately half of the sun's energy in the right applications.

We have identified three initial CoolPV markets in increasing order of size:

1. The United States solar pool heating and commercial and industrial markets;

2. The United States military market; and

3. The world-wide islands market.

There are a total of 5.1 million in-ground swimming pools in the United States. We estimate that 800,000 already have solar pool heating systems. 200,000 of those systems are our customers. The industry is building 60,000 new in-ground pools a year.

Our initial focus will be on our 100,000 California solar pool heating customers of which 10,000 are estimated by our dealers to be early adopters. These 10,000 customers represent a total available market at the dealer level of nearly $100 million. Additionally, our California dealers alone are selling a significant number of new solar pool heating systems to new customers each year. A significant percentage of these new customers are potential CoolPV customers.

Pool heating customers often lack roof space for both a solar pool heating and solar electrical system. We believe that all are interested in lowering their electrical bill. CoolPV allows them to do both.

CoolPV is attractive to our dealers because it can be economically competitive with separate solar pool heating and solar electric systems. Using the following assumptions, a CoolPV system is less expensive today than the cost of two separate systems after the federal investment tax credit:

- 5kW PV system installed at $4.00/W
- Solar pool heating system installed for $7500
- 5kW CoolPV system installed at $5.75/W

5kW PV system, 7 panel solar pool heating system	Pool only	PV only (SW panels)	Combined separate systems B4 ITC	Combined separate systems after ITC	CoolPV before ITC	CoolPV after ITC
End user price	$7,500	$22,500	$30,000	$23,250	$28,750	$20,125
Dealer margin dollars	$3,000	$6,750	$9,750	N/A	$8,625	N/A

Additionally, replacing existing FAFCO systems as they age is especially attractive since all the thermal plumbing and controls are already in place.

In addition to the United States solar pool heating market, we believe the United States commercial and industrial CoolPV pre-heat market for destination resorts, food processing, laundry, paper and other applications represent an annual $89 million market. Further, we believe the United States military and tropical island solar pre-heat markets could be larger than the United States solar pre-heat market.

Cumulative sales from our dealers from launch in October 2015 through December 2016, are shown on the graph below. We ended 2016 with twelve dealers who had bought at least one system.



Intellectual Property, Promotion and Testing/Certification.

United States patent protection for CoolPV has been applied for with the first office action expected by the end of 2017. We received trademark protection for CoolPV and have secured the domain names coolpvsolar.com and coolpv.com.

We promoted CoolPV at Intersolar 2014, Intersolar 2015, a SolarWorld dealer meeting in August 2015, and at Solar Power International in Anaheim in September 2015. We also promoted CoolPV at Intersolar in June 2016, and at Solar Power International, in September 2016. We believe that market interest in CoolPV is very high.

CoolPV has been tested and certified by the Solar Rating and Certification Corporation and has an International Code Council listing. CoolPV is fully compliant with California's stringent Class A fire requirements, is eligible for the recently extended 30% federal tax credit, and qualifies for the California CSI Thermal rebate on commercial swimming pools.

The Product



CoolPV was conceived in the late 1990's, benefited from a subsequent Navy contract, and was developed in 2015 in conjunction with our solar pool heating dealers who provided us with a list of critical design requirements:

- Lightweight <= 4 PSF

- Aesthetically pleasing.

- Installs just like existing PV modules.

- Trouble free for thirty years.

- Tested, certified, and locally code-compliant including a UL 1703 fire rating.

- Quickly and easily field replaceable. This also lends itself to market centric, automated, regional assembly.

The product combines our solar thermal collector with most solar electric modules resulting in a hybrid CoolPV or enhanced PV panel (see the figure below).



The CoolPV heat exchanger installed
on a Solar World PV module

We have selected SolarWorld as our initial PV launch partner and supplier.

Over a given year, a solar pool heating customer can expect a 2% to 8% increase in the electrical output of their PV system (see the graph below). Pre-heating applications can benefit even more.



THE TEAM

Officers and directors

Freeman Ford	Chairman and Director
Bob Leckinger	President, CEO and Director
Phil DelNegro	Vice President, Sales & Marketing
Terra Ayers	Vice President, Operations
Bruce McCaul	Director
David Ford	Director

Freeman Ford has served as our chairman and a director since 1972. Mr. Ford served as an outside board member of HB Fuller for nearly thirty years, chaired the finance committee, and served on the audit committee. Mr. Ford was president of the Solar Energy Industry Trade association, holds a Master's degree from Stanford Business School and graduated from Dartmouth College in 1963 before flying for the Navy in Viet Nam. He is married, has four children and ten grandchildren, and is a proud owner of a CoolPV system himself.

Bob Leckinger has served as our president since June 2008 and as CEO and a director since June 2016. Mr. Leckinger is a co-inventor of our new combined solar electric and solar heating product called CoolPV®. Prior to joining us, Mr. Leckinger was the vice president and general manager of Worthington Precision Metals and held a number of key management, engineering and operations positions with Hitco Carbon Composites and Pratt and Whitney, a division of United Technologies Corporation. Mr. Leckinger holds a BS in engineering from Purdue University, an MBA from Santa Clara University (Beta Gamma Sigma), and was certified in production and inventory management (CPIM) through APICS.

Phil DelNegro joined the our team in February of 2017 as vice president of sales and marketing. Prior to joining us, Mr. Del Negro was the marketing director for American Solar Direct from June of 2016 until February 2017. Before that, he served a vice president of sales and marketing and residential director of sales for Heliopower from September 2014 until June 2016. In 2014, Mr. DelNegro served as a regional sales manager with Verengo Solar. Mr. DelNegro also served in an executive capacity with Suntrek Solar Industries, Specialty Pool Products, Leslie's Poolmart and Blue Haven Pools & Spas. His diverse and thorough background has given Mr. DelNegro significant insight into the home improvement industry and familiarity with sales and marketing best practices both in the "backyard and the boardroom". Mr. DelNegro holds a BSBA in Marketing from Western New England University and an MBA from the University of Phoenix with a concentration on e-Business.

Terra Ayers is a dynamic operations executive with over eighteen years of progressive human resources, materials, lean manufacturing and management experience. Ms. Ayers joined us in 2007 after earning an MBA from California State University, Chico. She is currently our vice president of operations. Before joining us, Ms. Ayers worked in procurement for a large contract manufacturer and in human resources for two subsidiaries of Johnson & Johnson. Her specialties include waste reduction, team building, culture development, project management and community outreach.

Bruce McCaul has served as a Director since April 2013. Since December 1996, he has also served as the President of Oxigraf, Inc., a manufacturer of oxygen analyzers based on tunable diode laser spectroscopy. From 1987 to 1990, Mr. McCaul served as CEO of ILC Technology, a NASDAQ public company manufacturing lamps for lasers, medical fiberscopes, and spacecraft and silicon photodiodes for various applications. From 1970 to 1983, Mr. McCaul was the CEO of Molectron Corporation, a manufacturer of scientific tunable lasers, infrared detectors, and medical lasers. Mr. McCaul holds a B.S. from Yale, M.B.A from Harvard, and Ph.D. in physics from Stanford.

David Ford has served as a director since February 1999. Between 2005 and the present, he has served as Senior Managing Partner for Gartner Consulting, Technology & Strategic Practice, North America, where he focuses on go-to-market strategies for tier one technology vendors and runs the Global Market Diligence Practice.

Related party transactions

On December 15, 2015, we issued Freeman Ford, our Chairman, a Convertible Promissory Note in the principal amount of $1,000,000, pursuant to Regulation D of the Securities Act Rules. The Note accrued interest at a rate of 2% per annum, and required quarterly interest payments. On June 9, 2016, Mr. Ford converted the Promissory Note into 100,000 shares of our common stock.

On January 1, 2016, we issued Bob Leckinger, our President, CEO and a director, 500 shares of common stock at a purchase price of $2.00 per share. The agreement has an anti-dilution clause that maintains Mr. Leckinger's equity stake at 10% of our outstanding shares of common stock. The anti-dilution clause expires on June 30, 2017.

Between December 2014 and December 2015, we issued 800 Stock Appreciation Rights Units to Freeman Ford and 27 Stock Appreciate Rights Units to Bob Leckinger. Mr. Ford and Mr. Leckinger have agreed to convert their Stock Appreciation Rights Units into common stock.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

There is no assurance that we will be profitable in 2017 and through 2020 which may negatively impact our ability to service our debt obligations.

While management believes that we will be profitable in 2017 and through 2020, there is no assurance that we will be profitable or be able to meet our debt obligations. Furthermore, we expect to continue to make significant capital expenditures and anticipate that our expenses will increase as we continue to research and develop new products, enhance our manufacturing processes and expand our sales and distribution network. We may be unable to satisfy our current debt obligations solely from cash generated from operations.

Our business strategy depends on the widespread adoption of solar thermal technology.

The market for solar thermal products is emerging and rapidly evolving, and its future success is uncertain. If demand for solar thermal products fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability. The factors influencing the widespread adoption of solar thermal technology include:

- cost-effectiveness of solar thermal technologies as compared with conventional and non-solar alternative energy technologies;

- performance and reliability of solar thermal products as compared with conventional and non-solar alternative energy products;

- success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines;

- fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

- continued deregulation of the electric power industry and broader energy industry; and

- availability of government subsidies and incentives.

The demand for our products is affected by general economic conditions which could cause our revenue to fluctuate or be reduced.

The United States and international economies have experienced a period of slowing economic growth. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the demand for energy systems in residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for such products. If the economic recovery is delayed as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products, which may harm our operating results.

Decrease in construction could adversely affect our business.

Approximately 10% of our revenues are generated from the installation of solar thermal products in newly constructed and renovated buildings and residences. Our ability to maintain or increase revenues from new installation services may depend on the number of new construction starts and renovations, which will likely be correlated with the cyclical nature of the construction industry. The number of new building starts will be affected by general and local economic conditions, changes in interest rates and other factors.

The growth of our business depends on our ability to finance new products and services.

We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Products we manufacture may contain design or manufacturing defects, which could result in customer claims.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

We may be subject to unexpected warranty expense.

We believe our warranty periods are consistent with industry practice. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped products and recognized revenue. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our financial results.

We must effectively manage our growth.

Failure to manage our growth effectively could adversely affect our operations. We may increase the number and diversity of our products in the future and may further increase the number of locations from which we manufacture and sell. Our ability to manage our planned growth effectively will require us to:

- enhance our operational, financial and management systems;

- expand usage of our facilities and equipment; and

- successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities.

The reduction or elimination of government and economic incentives could cause our revenue to decline.

At present, the cost to produce solar energy generally exceeds the price of electricity in the U.S. from traditional sources. As a result, to encourage the adoption of solar technologies, the U.S. government and numerous state governments have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar energy products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets. The reduction or elimination of government subsidies could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We compete with major international and domestic companies. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar energy technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can.

Our business relies on sales of our solar thermal products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar thermal products. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Because our industry is highly competitive and has low barriers to entry, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition.

Our industry is highly competitive and fragmented, is subject to rapid change and has low barriers to entry. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar energy equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have.

Competition in the solar energy industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

If we do not retain key personnel, our business will suffer.

The success of our business is heavily dependent on the leadership of our key management personnel, specifically Freeman Ford and Robert Leckinger. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

Our competitive position depends in part on maintaining intellectual property protection.

Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We currently rely on a combination of patent applications, copyrights, trademarks, trade secret laws and confidentiality agreements, to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Any patents that may be issued to us might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.

If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.

Since our products are electricity-producing devices, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

We depend upon a limited number of third-party suppliers for key materials, and any disruption from such suppliers could prevent us from manufacturing and selling cost-effective products and reduce our revenues.

Our products use materials and components procured from a limited number of third-party suppliers. We currently purchase these components from a small number of suppliers. Although we currently have in place supply contracts, these contracts offer us no or limited exclusivity and may be terminated at will or on short notice from our suppliers. If we fail to maintain our relationships with these suppliers, or fail to secure additional supply sources from other suppliers, we may only be able to deliver our products at a higher cost or after a long delay. Any of these factors could prevent us from delivering our products to our customers within required timeframes, resulting in potential order cancellations and lost revenue.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Risks of Borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability and Liquidity.

Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

Control by Majority Stockholder.

Freeman Ford, our Chairman, prior to this offering holds approximately 72% of our common stock. Therefore, investors will not be able to control our management.

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "**SEC**") or the state securities regulators. Review may have resulted in additional disclosures by us.

WE ARE OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. WE ARE UNDER NO OBLIGATION AND HAVE NO INTENTION, TO REGISTER THE SECURITIES AND ARE UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO US.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN

SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Persons holding twenty percent (20%) or more of our outstanding securities are listed below:

Name of Holder	No. and Class of Securities Held	% of Voting Power Prior to Offering
Freeman Ford (1)	103,408 shares of Common Stock (2)	72.04% (2)

(1) Represents shares held by Freeman Ford, and the Freeman & Diana Ford Living Trust, which is controlled by Freeman Ford.

(2) Does not include warrants to purchase 700 shares of common stock.

Classes of securities

Our authorized capital stock consists of 10,000,000 shares of Common Stock, par value $0.125 per share and 1,000,000 shares of Preferred Stock, par value $1.00 per share. As of the date of this Offering Circular, 143,549 shares of Common Stock are outstanding, and no shares of preferred stock are outstanding. In addition, there is currently outstanding options to purchase 405 shares of common stock having exercise prices of $62.13 per share, warrants to purchase 1,100 shares of common stock having exercise prices of $10.00 per share, and warrants to purchase 900 shares of common stock having exercise prices of $30.00 per share. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. However, by executing the Subscription Agreement, the investors in this Offering shall be appointing our CEO as such investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, on behalf of the investor, (i) vote all shares of common stock acquired in this Offering, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his authority under such proxy, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the Common Stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Repurchase Rights. Under the Subscription Agreement to be executed by each investor in this Offering, each investor shall be agreeing that we may, at any time, repurchase the common stock from the investor by delivering the investor written notice along with payment in an amount equal to the purchase price paid for the common stock, multiplied by 5% for each year the investor has held the common stock (or a pro rata portion thereof for partial years).

Absence of Other Rights or Assessments. Except as set forth above, holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Common Stock will be fully paid and not liable to further calls or assessments by us.

Preferred Stock

Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to determine the designation of any series, to fix the number of shares of any Series and to determine or alter the rights, preferences privileges and restrictions granted to or imposed upon any wholly unissued Series of undesignated Preferred Stock.

What it means to be a minority holder

As a minority holder, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending December 31, 2014 and December 31, 2015, can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

 Overview. We were founded in 1969 and incorporated in 1972. We pioneered the use of engineered polymers for solar pool heating after 100 years of making them with copper and ushered in the modern-day US solar thermal industry. Today, our technology is widely used around the world and covered by twenty existing and several pending patents.

Over the years, we developed products to heat water for homes and businesses, introduced a thermal energy storage product that stores electricity in the form of ice, and most recently introduced CoolPV. At the core of each of these product extensions is our engineered polymer heat exchanger. Over our history, we have manufactured close to 2 million heat exchangers. The energy produced by these heat exchangers combined would be equivalent to the electrical output of five nuclear power plants.

We operate out of a 50,000-square foot manufacturing facility we own in Chico, California. The facility was built in 2000.

Like most businesses in the United States, our financial condition was negatively affected by the Great Recession which started in 2008. We do not expect solar pool heating sales to return to levels we saw in the mid 2000's for many years. The technology is well understood, the market is mature, and sales are stable to slowly growing again. Increases in housing starts and new pool construction lead us to believe that solar pool heating will be a solid part of our business for many years to come.

Our thermal energy storage business is currently at a tipping point in the United States. When electric markets were deregulated in the mid 1990's, sales in this segment of the business dropped significantly. Recently, with the growth of solar and other renewable energy resources in the United States, energy experts are coming to a growing realization that renewable energy will never meet its full potential without storage. While much of the discussion right now focuses on using lithium ion batteries as a storage medium, thermal energy storage has significant cost advantages over batteries and has been around for decades. Our thermal energy storage business in Korea and China is mature and relatively stable.

CoolPV is proving to be a real game changer for us and the solar industry. CoolPV has broad applications enhancing the electrical performance of PV modules and for heating fluids including domestic water heating, solar pool heating, and industrial and commercial processes in applications where customers use large quantities of heated water each day.

The solar pool heating market is our first CoolPV target market because we have a dealer-direct channel that is ideally suited to CoolPV. There are 5.1 million inground pools in the United States. Approximately 800,000 are heated with solar. 200,000 of these customers are our existing customers. Approximately 60,000 new pools are being built each year. The total available market for CoolPV used to heat swimming pools was estimated to be $220 million per year by a third-party marketing study.

We expect that the next market segments for CoolPV growth will be commercial and industrial process water heating in the United States. The market for this application is estimated at $89 million per year. Further, we intend to start marketing CoolPV internationally and to the US military for these two applications.

Finally, there is a potentially very large domestic water heating market for CoolPV. Over 9 million water heaters are replaced in the United States every year. Approximately half the

United States uses electric water heaters to heat water. A large percentage of these customers will be eligible for CoolPV systems. Work to perfect this technology has begun by our Korean CoolPV licensee Janghan Engineers, Inc.

In California, we believe new building codes will eventually require zero energy homes for new construction, and CoolPV represents an affordable way to offset a significant portion of a home's water heating bill while also reducing the electricity used by the home.

Milestones. There are many significant milestones in our history. Some of the more notable include (all figures in then-year dollars):

1. FAFCO founded in 1969 and incorporated in 1972 by Freeman Ford and Richard Rhodes.
2. Sold our first $10 million in solar pool heating product in 1978.
3. In 1984, Freeman Ford was inducted into the California Solar Energy Industry Association (CalSEIA) hall of fame.
4. Introduced thermal energy storage in 1987.
5. Passed the $100 million sales milestone for solar pool heating sales in 1993.
6. In 1999, completed the first CoolPV R&D program.
7. In 2011, started the NREL / Navy / Guam CoolPV proof of concept contract.
8. In 2006, Freeman Ford was inducted into the International Solar Hall of Fame, and is only one of 47 individuals inducted into the hall since its founding in 1976.
9. In 2006, surpassed $250 million in total revenue since inception.
10. In 2015, introduced CoolPV for sale in the United States.
11. In 2016, generated $570,000 in CoolPV sales – an order of magnitude higher than in 2015.

Trends. In 2006, a 30% investment tax credit for solar systems was passed by the United States government. Around the country, many states also started implementing renewable portfolio standards that mandated that a certain portion of the state's energy come from renewable sources. Sales for solar energy, both solar electric and solar thermal, started to rise rapidly.

In 1998, we started working on a contract with the National Renewable Energy Lab to develop a low cost solar water heating system. In 2007, we introduced our first system-in-a-box solar water heating system and generated almost $1 million in sales. Sales of solar water heating steadily increased for two years and then started to decrease in response to both the Great Recession and the widespread use of hydraulic fracturing which reduced natural gas prices from a high of $14/MBtu in 2008 to just over $2/MBtu in 2012. In 2014, after two profitable years, it became clear that our solar water heating business segment was coming to an end, and we needed to find another source of revenue to complement our solar pool heating and thermal energy storage businesses. We, therefore, exited our solar water heating business in December 2015.

Our management team met in late 2014 and decided to formally launch the development of CoolPV. At that time, our contract for CoolPV with the Navy and NREL was completed, and the lessons learned from that effort were used to develop the plan for the current CoolPV product. We did not have the capital required to develop CoolPV, but decided not to seek outside investment because we believed that the cost of outside capital would be too high. Instead, we adopted a bold plan to develop CoolPV starting on January 1, 2015, using internal resources. The plan was to complete the development in August of 2015 and sell our way out of the working capital hole that we created by using our internal funds to develop CoolPV.

The development program was a success, but we initially missed the price point for CoolPV and sales in 2015 did not meet projections. Our 2015 income statement shows a large loss of over $1.1 million before taxes which put a large financial strain on the business. We responded by raising almost $2 million in capital in 2015 and 2016 from a group of insiders including our founder.

In 2016, as we finished the development of CoolPV and started the commercialization process, our losses continued. We expect we will again report a pre-tax loss of approximately $1.2 million for 2016. By the end of 2016, all our CoolPV development activities were complete.

The capital we raise through this effort will be used to build our sales staff and reduce cost. Reducing cost in turn allows us to achieve price parity with separate solar electric and solar pool heating systems as we transition to the large and growing US solar electric market.

Expectations for the Near Future. We expect 2017 to be a pivotal year for us. Our solar pool heating business sales will depend on both the economy and the weather. The economy is shaping up nicely, but the weather is unpredictable.

Our thermal energy storage business is in transition, and sales growth in North America depends on the sales success of our licensee in Jacksonville, Florida. There is significant upside potential in the United States thermal energy storage sales that is not in our plan. We expect our international thermal energy storage sales to be flat.

The real opportunity in 2017 is CoolPV. We believe we have largely retired the technology risk associated with CoolPV over the last two years and what's left is to generate sales and reduce cost. Sales in 2015 were $57,000, and sales in 2016 were $570,000. We've added two sales resources and an internal marketing resource to help accelerate CoolPV sales growth. We have engaged a company called LOHAS Capital to, among other things, help us generate dealer leads for CoolPV systems for our dealers. Their lead generation effort begins in earnest on March 29, 2017 - just in time to coincide with the solar selling season. Our ability to grow CoolPV sales will depend in part on the success of our capital raise.

We are executing a modest plan to reduce costs on CoolPV. For example, we've changed some of the components from make to buy and increased our internal utilization on an existing injection molder. We are also getting some help from on-going reductions in PV module pricing which we expect to mostly pass on to our customers. Our real cost reduction efforts depend on the funds raised in this Offering, and include automating several operations used in the production of CoolPV.

Operating Results

Year Ended December 31, 2016. Gross revenue for the 2016 fiscal year was $5.9 million, and operating expenses for the 2016 fiscal year were $7.1 million, including general and administrative expenses of $1.3 million. Our net loss for 2016 was $1.1 million. **Figures for 2016 have not been reviewed by our accounting firm and are subject to change.**

Year Ended December 31, 2015. Gross revenue for the 2015 fiscal year was $7.0 million, and operating expenses for the 2015 fiscal year were $8.1 million, including general and administrative expenses of $1.4 million. Our net loss for 2015 was $666,300.

Liquidity and Capital Resources.

It is difficult to discuss cash burn rates for us due to the historical seasonality of the business and the major shift we have undertaken to develop CoolPV over the past two years. Historically, we've typically seen large swings in our cash balances anywhere from close to zero to more than $1M.

The past two years, we raised close to $2 million and invested almost all of it to develop CoolPV and all the supporting materials required to generate the first $627,000 in sales. Last year, our largest CoolPV sales month was in December.

Starting in January of 2015 and ending in December of 2016, including the investments, the company used approximately $70,000 per month in cash flow to develop and commercialize CoolPV.

As of December 31, 2015, we had $53,400 in cash, and as of December 31, 2016, we had $734,500 in cash. As of February 1, 2017, we had $722,600 in cash on hand. Our operating expenses are close to $300,000 per month. Our net cash out in January was $11,900. February was a profitable month. Historically, we generate the majority of our sales and cash flow from March through September.

Indebtedness

The Company has the following indebtedness:

1. Mortgage Loan having a principal balance of $3,937,655, that accrues interest at a rate of 3% per annum, has monthly payments of $17,741, and matures July 10, 2020.
2. Letter of Credit having a principal balance of $1,153,606, that accrues interest at a rate of 3% per annum, has monthly payments of $6,221, and matures July 10, 2020.
3. Equipment Line having a principal balance of $28,050, that accrues interest at a rate of 3% per annum, has monthly payments of $5,476, and matures July 2017.
4. We have subordinated promissory notes outstanding in the aggregate principal amount of $1,350,000, which were issued between October 2014 and September 2015, $900,000 of which accrue interest at a rate of 7.5% per annum, and $450,000 of which accrue interest at a rate of 2% per annum. All of the notes require quarterly interest payments. All outstanding principal and accrued and unpaid interest are due and payable on the fourth anniversary of the issuance of the Notes.

Recent offerings of securities

We have issued the following securities during the past three years.

1. Between December 2014 and December 2015, we issued 800 Stock Appreciation Rights Units to Freeman Ford and 27 Stock Appreciate Rights Units to Bob Leckinger. Mr. Ford and Mr. Leckinger have agreed to convert their Stock Appreciation Rights Units into common stock.

2. Between October 2014 and November 2014, we issued Promissory Notes in the aggregate amount of $1,100,000, together with warrants to purchase 1,100 shares of our common stock for an exercise price of $10.00 per share, pursuant to Regulation D of the Securities Act Rules. The Promissory Notes mature in October of 2018, however, $200,000 of the Promissory Notes were converted into 15,000 shares of common stock in December 2016.

3. Between June 2015 and September 2015, we issued an aggregate of $450,000 in Promissory Notes together with warrants to purchase 900 shares of our common stock for an exercise price of $30.00 per share, pursuant to Regulation D of the Securities Act Rules. The proceeds were used primarily for the development of our CoolPV system.

4. On December 15, 2015, we issued Freeman Ford, our chairman, a Convertible Promissory Note in the principal amount of $1,000,000, pursuant to Regulation D of the Securities Act Rules. The proceeds were used primarily for the development of our CoolPV system. The Note accrued interest at a rate of 2% per annum, and required quarterly interest payments. On June 9, 2016, Mr. Ford converted the Promissory Note into 100,000 shares of our common stock.

5. On January 1, 2016, we issued Bob Leckinger, our President, CEO and a director, 500 shares of common stock at a purchase price of $2.00 per share, pursuant to Regulation D of the Securities Act Rules. The proceeds were used for general working capital. The agreement has an anti-dilution clause that maintains Mr. Leckinger's equity stake at 10% of the outstanding shares of common stock of the company. The anti-dilution clause expires on June 30, 2017.

6. On December 26, 2016, we issued 15,000 shares of common stock in exchange for $535,000 and the cancellation of a $200,000 Promissory Note, pursuant to Regulation D of the Securities Act Rules. The proceeds are being primarily used for the commercialization of CoolPV.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the Common Stock merely reflects the opinion of our Chairman as to what a fair value would be. There are a number of methodologies that may be used to value our securities in the future, including, but not limited to, a valuation by an independent third party valuation firm.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $82.14 for the first $250,000 in investments, and $120.38 per share for the next $750,000 in investments, the net proceeds from the sale of the 9,274 shares in this offering will be approximately $883,299, after deducting the estimated offering expenses of approximately

$116,700.

The net proceeds of this offering will be used primarily to further commercialize CoolPV, reduce the cost of CoolPV, and for working capital. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold ($200K)	If Half Offering Amount Sold ($500K)	If Maximum Offering Amount Sold ($1M)
Total Proceeds:	$ 200,001	$ 500,000	$ 999,999
Less: Offering Expenses			
LOHAS Capital	$ 60,000	$ 60,000	$ 60,000
Lemonlight media	$ 2,500	$ 2,500	$ 2,500
Alliance Legal Partners	$ 7,000	$ 7,000	$ 7,000
Wefunder	$ 8,000	$ 20,000	$ 40,000
Angelspan	$ -	$ 7,200	$ 7,200
Net Proceeds	$ 122,501	$ 403,300	$ 883,299
Use of Net Proceeds:			
Sales resources	$ 82,201	$ 238,000	$ 310,000
Marketing	$ 40,300	$ 40,300	$ 80,560
Cost reduction	$ -	$ 75,000	$ 235,000
Working capital	$ -	$ 50,000	$ 257,739
Total Use of Net Proceeds	$ 122,501	$ 403,300	$ 883,299

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

Neither us nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website at www.fafco.com.

Compliance failure

We have not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on our profile page on Wefunder.com.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR

Please see attachments filed in connection with this offering titled:

FAFCO Inc. and Subsidiary, Consolidated Financial Statements with Independent Accountant's Review Report, Year ended December 31, 2015 and 2014.

FAFCO Inc. and Subsidiary, Consolidated Financial Statements with Independent Accountant's Review Report, Year ended December 31, 2016 and 2015.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM WEFUNDERS WEBSITE (SCREENSHOTS)

Please see the attachment filed in connection with this offering titled: **Document2.jpg**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR FAFCO, INC.

FREEMAN FORD: It's important to me that the things we make at FAFCO last a very long time. I drive a car that I bought in 1968 that I still drive. I'm living in a house we bought a 1969 that I still live in, and I'm running a business that I still am involved with almost 50 years later.

FREEMAN FORD: My name is Freeman Ford and I founded FAFCO back in 1969.

FREEMAN FORD: The first idea for founding FAFCO came when I was an undergraduate at Dartmouth, talking to my high school friend Dick Roads, and we decided to start a manufacturing company when we graduated, that would do good while doing well.

BOB LECKINGER: CoolPV is an enhanced solar electric panel. The heat that's captured by CoolPV can then be used to heat water and applications like swimming pools or in industrial applications food processing or laundries.

BOB LECKINGER: Our goal has been delivering value to our customers and pushing the boundaries of what's possible in the solar industry.

JD TENUTA: It's changed the industry, 'cause it's allowing people to actually use the same roof face to get electrical and also to get thermal to heat pools.

JD TENUTA: Usually people have to decide whether or not they want to put electrical panels on the roof, or thermal panels on the roof, this actually does both at the same time.

TERRA AYERS: What makes FAFCO CoolPV unique is the simplistic design and the ease of installation

TERRA AYERS: It's a gift to be able to see this product really take off.

TERRA AYERS: We're looking at commercializing the product. I mean, ultimately will benefit any investor as well as our customers and the community.

ALEX WARD: Bringing CoolPV to life was an exciting achievement that was made possible by an amazing and dynamic team. It was an experience that I was proud of.

JD TENUTA: We launched CoolPV at the last quarter of 2015. Throughout 2016 we proved the concept and actually increased our sales tenfold. We're raising this money to continue our rapid growth, to be able to get the right price point for our customers.

FREEMAN FORD: If you want to experience CoolPV, I encourage you to jump online, find a dealer, and get a quote. You'll find it's very cost-effective and extremely satisfying to be a power producer rather than a power user.

EXHIBIT E TO FORM C

SUBSCRIPTION PROCESS

The following describes the process to invest in the Company, including how the Company will complete an investor's transaction and deliver securities to the investor.

1. Investor Commitment. The investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the investor will also execute an subscription agreement with the Company ("**Subscription Agreement**"), using the investor's electronic signature.

2. Acceptance of the Investment. If the investor Agreement is complete, the investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the investor will be emailed a pdf version of the Subscription Agreement signed by the investor and the Company, as well as a confirmation of the commitment. This information will also be available on the investor's "My Investments" screen on the wefunder.com website.

3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. Progress of the Offering. The investor will receive periodic email updates on the progress of the offering, including, total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. Closing: Original Deadline. Unless we meet the target offering amount early, investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. Book Entry. All investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each investors' "My Investments" screen. The investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen.

CANCELLATIONS

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her Investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An investor's right to cancel. An investor may cancel his or her Investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Company, the investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the investor will receive, and refund the investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 480 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 50l(a) of Regulation D under the Securities Act of 1933. In the event that more than 480 non-accredited investors are initially accepted into an offering, the Company may cancel investments based on the order in which payments by investors were received, or other criteria at the discretion of the Company, before the offering deadline.